Exhibit 99.3

The Directors
St.George Bank Limited                   Our ref  KPMG audit consent.doc
Level 4
4-16 Montgomery Street                   Contact Andrew Yates - 9335-7545
Kogarah NSW 2217

27 July 2001

Dear Sirs

Crusade Global Trust No.1 of 1999

This consent is given by KPMG concerning the submission of the 20F report to the SEC for the year ended 30 September 2000 in respect of the Crusade Global Trust No.1 of 1999.

KPMG consents to its agreed upon procedures letter dated 4 August 2000 in respect of the Crusade Global Trust No.1 of 1999 for the year ended 30 September 2000, being included in the submission of the 20F report.





Yours faithfully

/s/ John Teer

John Teer